UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-43048

NERVGEN PHARMA CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

112-970 Burrard Street, Unit 1290
Vancouver, British Columbia, Canada V6Z 2R4
Telephone: (778) 731-1711
(Address and telephone number of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form  40-F ☒

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-292197).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Material Change Report, dated January 8, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NERVGEN PHARMA CORP.

Date: January 8, 2026	By:	/s/ William J. Adams
Name: William J. Adams
Title: Chief Financial Officer